SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2.

(Amendment No. 2)*

Soligenix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

834223307

(CUSIP Number)

April 30, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 834223307

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Altamont Pharmaceutical Holdings, LLC I.R.S. Identification No.: 81-2760468
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 678,338
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 678,338

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 678,338
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 2.6%*
(12)	Type of Reporting Person (See Instructions) OO – Limited Liability Company

*	Based on 25,778,431 shares of common stock outstanding as of March 23, 2020, as reported in the Issuer’s Form 10-K filed on March 30, 2020.

CUSIP No: 834223307

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Mark Pearson
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 33,428
	(6)	Shared Voting Power 711,766
	(7)	Sole Dispositive Power 33,428
	(8)	Shared Dispositive Power 711,766

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 711,766
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 2.8%*
(12)	Type of Reporting Person (See Instructions) IN - Individual

*	Based on 25,778,431 shares of common stock outstanding as of March 23, 2020, as reported in the Issuer’s Form 10-K filed on March 30, 2020.

Item 1(a).	Name of Issuer:

Soligenix, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

29 Emmons Drive, Suite C-10

Princeton, NJ 08540

Item 2(a).	Name of Person Filing:

This Schedule 13G/A is being filed on behalf of (i) Altamont Pharmaceutical Holdings, LLC and (ii) Mark Pearson (collectively, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence:

3031 Tisch Way, Suite 505

San Jose, CA 95128

Item 2(c).	Citizenship:

(i)	Altamont Pharmcauetical Holdings LLC is a limited liability company organized under the laws of the state of California.

(ii)	Mr. Pearson is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

834223307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information relating to the beneficial ownership of shares of common stock by each of the Reporting Persons set forth in Rows 5 through 9 and Row 11 of the cover pages hereto is incorporated herein by reference.

As of the date of this filing, the Reporting Persons are deemed to beneficially own in the aggregate 711,766 shares of common stock, which consists of: (i) 78,338 shares of common stock issued to Altamont Pharmaceutical Holdings, LLC, (ii) 600,000 shares of common stock held by Mr. Pearson for which Altamont Pharmaceutical Holdings, LLC holds sole voting and dispositive power and (iii) 33,428 shares of common stock issuable upon the exercise of vested options held by Mr. Pearson.

Mr. Pearson is the sole owner of Altamont Pharmaceutical Holdings, LLC and has (i) the sole power to direct the vote of the shares of common stock held directly by Altamont Pharmaceutical Holdings, LLC and (ii) the sole power to direct the disposition of the shares of common stock held by Altamont Pharmaceutical Holdings, LLC.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2020

ALTAMONT PHARMACEUTICAL HOLDINGS, LLC

By:	/s/ Mark Pearson
Mark Pearson, General Partner

MARK PEARSON

/s/ Mark Pearson
Mark Pearson